SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fazer bem, fazer mais, fazer para sempre.

CSN DAY

2020



CSN

INITIAL REMARKS

EBITDA 2020

Consolidated R$11.2bi
Mining R$7.65bi
Steel R$2.3bi

Capex

2020 - R$1.6bi

2021 - R$2.8bi
Mining Expansion R$1bi
Steel R$1.05bi

2021-25
Mining Expansion R$14bi
Steel R$6.1bi

Leverage

2020
Under 2,5x

2021
Under 2,0x
Net Debt R$20bi

Volumes

2020
Mining 33mt
Steel 4.8mt

2021
Mining 38-40mt
Steel 5.2mt

Cash Cost Mining

2020
US$17/ton

2021
US$16/ton

TURNING THE PAGE WITH ACCELERATED GROWTH AND FINANCIAL DISCIPLINE...


CAGR 27%
EBITDA[1]
R$ MM
3,251
4,075
4,644
5,849
7,251
2015
2016
2017
2018
2019
2020E

Leverage under 2.5x already in 2020

(1) considers proportional stake in MRS (37.27%)

...GENERATING VALUE TO SHAREHOLDERS

482%
Since 2015

248%
Over IBOV



CSNA3
IBOV
2015
08/12/2020

TRANSFORMATION IN COURSE TO GIVE AUTONOMY AND UNLOCK VALUE

CSN
Companhia Siderúrgica Nacional


Steel


Mining

On-going


Cement

On-going


Logistics


Energy

- Strong business focus
- Growth through own capital structure
- Efficient capital allocation
- Dedicated seasoned team
- Fully independent structure


CSN
Decreased water consumption and high reuse
Fully-independent of tailing dams
GRI Integrated Report (2018/2019) and ESG exclusive website
Carbon Footprint
Global Compact Signatories and part of FTSE4Good Index
75% of auto-generated energy from 100% renewable sources
ESG
CSN
ESG Committee reporting to the Board
Environmental management
Fast response to COVID-19
R$759 million in environmental investments in the biennium 2018/2019
Safety is our priority
Close relationship with the communities
Diversity and Inclusion Programes in course

CSN Mineração has become, since January 2020, the first Brazilian mining company 100% independent of tailing dams usage.



100% of the tailings generated is filtered and dry stacked.

Filtering dam view.

TAILING DAMS: DE-CHARACTERIZATION SCHEDULE



TAILING DAMS – CASA DE PEDRA
2020
2021
2022
2023
2024
2025
2026
2027+
B5 CASA DE PEDRA
B4 CASA DE PEDRA
CASA DE PEDRA
AUXILIAR DO VIGIA DAM (PIRES)
VIGIA DAM (PIRES)
TAILING DAMS – MIPE
2020
2021
2022
2023
2024
2025
2026
2027+
B2
B2A

CSN MINERAÇÃO

All tailing dams in CSN Mineração are classified by ANM as zero emergency and had their stability certificates renewed in Sep/2020



0
1
2
3

Significant investments in safety and monitoring, taking full advantage of production arising from tailings recovery.

TAILING DAMS: SAFETY MANAGEMENT



Continuous Management
COMITÊ DE BARRAGENS
Internal Audit
External Support

- Field and Environmental monitoring of Tailing Dams and Piles
- Analysis and treatment of data
- Waste management and operation
- Execution of Emergency Plan (PAEBM)

- Specialized and dedicated team to ensure implementation of best international practices
- Will adhere to the newly released ICMM's framework

- External audits conducted twice a year
- Emergency Plan integrated
- Partnership to develop and improve procedures
- Cross check (peer review) of audit and projects

IBRAM

ICMM

CDA ACB
Canadian Dam Association
Association canadienne des barrages

Technical Committee → Administration and Director's Committee → CEO

6 CLEAN WATER AND SANITATION

WATER RESOURCES

Presidente Vargas Mill is responsible for **92%** of CSN Group's water consumption.

Recirculation

92.9% (2019) and 94% (2020) in Presidente Vargas

76.2% (2019) and 80% (2020) in CSN Mineração

Efficiency

14% reduction in water withdrawal at our cements plant in Arcos (MG)

25% reduction in water withdrawal per ton at CSN Mineração.

Consumption

6.6% reduction in water comsumption in all CSN Group.

Management Highlights

CDP - Water Safety Report and New Tools: Water Risk Filter - WWF e Aqueduct WRI (2020)

The only steel company in Brazil to carry out its **Water Footprint**

Participation in **local committees and forums**

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

MATERIALS

Circular Economy is practiced daily through the **integration of our processes.**

- UPV reutilized **97.4%** of the waste generated.
- **100%** of **blast furnace slag** is **reused in the production of cement.**
- **By 2021**, our cements unit will be coprocessing hazardous waste, **replacing the use of fossile fuels**, reaching a **20%** usage.
- Our **long steel unit** uses **100% of metal scrap** in its production.
- CSN Mineração **reuses 100%** of its hazardous waste.



CSN

15 LIFE ON LAND

BIODIVERSITY

All CSN's conservation units are classified as **Sustainable Use Units**

CSN Group has protection areas that cover **more than 68 thousand hectares**

CSN Mineração

Protection areas correspond to **3x** its operational área.

15 years of history in monitoring species.

UPV

Donation of more than **100 thousand** seedlings to the city hall of Volta Redonda (RJ).

Management Highlights

Biodiversity aspects are considered during **the whole life cycle of our developments.**

Partnerships with institutions, such as ICMBio to environmental management and **fauna and flora monitoring.**

Important participations in **scientific committees** on biodiversity (NICOLE Latin America, RemTech e EKOS Seminar).

13 CLIMATE ACTION

CLIMATE ACTION: OUR CARBON FOOTPRINT

CSN Group's total emissions and scope 1+ 2 do decreased significantly in 2019x2018.

CSN Group- Total Emissions (tCO_2e) and Scopes 1 and 2



14.577.164
14.152.160
10.095.345
245.960
170.304
47.933
2017
2018
2019

Programa Brasileiro GHG Protocol

INICIATIVA GVCES

CDP

CSN Mineração

- **22%** of Scope 1 emissions compensated.
- Removal of **35,384** tons of biogenic CO_2 in 2019 through the planting of native species where we operate.
- Lowest Scope 1 and 2 CO_2 emissions in the sector.

CSN Mineração
Carbon intensity on a copper equivalent basis- (Scopes1 and 2) (tCo2 / Tcue)



Scope 2
Scope 1
0,37
0,04
0,33
0,35
0,04
0,31
0,34
0,04
0,30
1,09
0,22
0,87
1,16
0,17
0,99
1,27
0,10
1,17
2,00
0,21
1,79
1,85
0,20
1,65
2,05
0,21
1,84
2017
2018
2019
2017
2018
2019
2017
2018
2019
Pair 01
Pair 02

CSN MINERAÇÃO

CSN Cements is already close to reaching the targets set by the *Cement Sustainability Initiative (CSI)* and International Energy Agency in the 2030 Cements Roadmap.

Lowest CO_2/t emissions in Brazil and **one of the lowest in the world.**

20% more energetically efficiency than national average.

Some targets established for cements sector for 2030 **were already reached**:

	GHG Emissions (kgCO2/ton)	Clinker Factor	Electric Comsumption	Thermal Consumption (GJ/ton)	Alternate Fuels
CSN CIMENTOS (2020 estimado)	486	57.6% ✓	84.4 ✓	3.23 ✓	10.0%
Brazilian Average[1]	585	73.0%	108.0	3.52	26.0%
Roadmap 2030	480	59.0%	106.0	3.47	35.0%

Note: Source: CSN; Roadmap Tecnológico do Cimento (ABCP and SNIC) Note: (1) 2017

5 GENDER EQUALITY 10 REDUCED INEQUALITIES

DIVERSITY AND INCLUSION

CSN aims to create a **respectful and inclusive environment**, **acting against all forms of discrimination and harassment.**

- Institutionalized diversity committees
- Diversity groups to be represented in all recruitment lists
- Training
- Metrics and benchmark definition
- One of the companies with the highest percentage of women in MM sector.

Gender Equality

LGBTQIA+

50+

Race and Ethnicity

People with disabilities

13 *events*
1,000 *participants*
110 *volunteers*

*Photos taken before COVID-19.

8 DECENT WORK AND ECONOMIC GROWTH

SAFETY

Management Highlights

0 **Fatalities** during 2019

100% **Employees** represented in formal Safety committees.

Decreasing frequency and severity rates

CSN Mineração: Program **to identify potential fatigue signs** in great equipment operators **and prevent accidents.**

Prevention of Alcohol and Narcotics Program to identify use at work and support employees

CSN Mineração e Steel: Intelligent system **to predict accident risks** in workplace.

Automated control of **PPE delivery** and delivery system.



FREQUENCY RATE
(CAF + SAF)
5,00
4,00
3,00
2,00
1,00
0,00
4,14
2,07
2,06
3,59
1,71
1,88
3,54
1,98
1,57
3,16
1,16
2,00
3,04
1,53
1,50
3,01
1,48
1,53
2,21
0,91
1,31
-13,2%
-1,3%
-10,7%
-4,0%
-0,9%
-26,4%
0,0%
-10,0%
-20,0%
-30,0%
-40,0%
-50,0%
-60,0%
-70,0%
-80,0%
2014
2015
2016
2017
ACUM/2020
CAF
SAF
PERCENTAGE REDUCTION



SEVERITY RATE
700
600
500
400
300
200
100
0
262
449
364
157
149
148
152
71,4%
-18,9%
-56,7%
-5,6%
-0,4%
2,7%
50,0%
0,0%
-50,0%
-100,0%
-150,0%
-200,0%
2014
2015
2016
2017
2018
2019
2020

3 GOOD HEALTH AND WELL-BEING

HEALTH: OUR ACTIONS TO FIGHT COVID-19

Approved **medical protocols**, **risk groups working from home**, enhanced **hygiene, alcohol 70% and masks** available in all units;

Restriction for **travels and in-person meetings**;

Newsletters and intensive internal communication;

Redesign of workstations;

Changes in work shifts to reduce exposition of our employees to COVID-19.

Management Highlights

CSN created the First **Response Management Committee.**

Donation of **500 thousand** fabric masks to the cities and regions where we operate;

We financed part of the construction of a **field hospital** in Volta Redonda, with **114 beds;**

Donation of supplies

Groups of **CSN volunteers** collected donations to social institutions.


GLQ
CSN

*Photos taken before COVID-19.

11 SUSTAINABLE CITIES AND COMMUNITIES

COMMUNITIES

Relationship – CSN Mineração

- CSN Support House
- Family at the Mine
- CSN and Community Committee
- Communication Channels

CSN Foundation – biennium 2018/2019

R$ 56.2 million invested in 2018 e 2019

23 cities with direct action from the CSN Foundation;

797 fundamental, medium, technical and superior scholarships;

6,883 impacted youngsters;

554,229 people impacted by CSN Foundation Initiatives.

"Garoto Cidadão" ("**Citizen Kid**") has been assisting, for the last 20 years, **children and adolescents between age 10 and 18 who are in social vulnerability** situation, in after school activities.

"Ganhar o Mundo" ("**Winning over the World**"), focuses on **education for women**. The initiative aims to promote women empowerment and help creating **gender equality opportunities.**



*Photos taken before COVID-19.

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

GOVERNANCE AND COMPLIANCE

- Mostly independent Board of Directors, with employee representation and ethnic-racial diversity;
- Audit Committee composed exclusively of independent members;
- Fiscal Council installed, with representation of minority shareholders;
- ESG Committee constitution (in progress).

Management Highlights

Compliance in 2020:

- **7,000** people trained virtually
- **More than 900** supplies evaluated in due diligence processes
- **926** denouncements received
- **297** confirmations after investigation

Improving adhesion to the best practices of Brazilian Corporate Governance Code (ICVM 586)*


87%
59%
2018
2020

** Considering principles practiced and partially practiced*

OUR ESG AMBITIONS


CSN

CSN GROUP

To double the percentage of women, from the current 14% in 2019 **to 28% by 2025**.

To reduce by 10% the accidents frequency rate registered year after year.

To reduce by 10% by 2030 the scopes 1 and 2 **emissions** (**tCO2e** – baseline: 2018);

To continously increase the attendance index of best practices established by CVM nº 586/2017, which institutes the model "**Practice or Explain**".

To cover our **ESG gaps** mapped with institutions and **rating agencies** and **be part of ISE** – Sustainability Index **by 2022**.

CSN MINERAÇÃO

To double the current percentage of 13% of women by 2025.

To reduce our withdrawal of water per ton of ore produced **by 10% by 2030.**

To reach **100% of energy** from **renewable sourced by 2021.**

TECAR certified by ISO 14.001 by 2021.

STEEL

To achieve13% of workforce composed of **women by 2020.**

To reduce by 10% by 2030 the **carbon equivalent emissions** (tCO2/ton steel produced – baseline: 2018)

To reduce by **40% by 2030**, **the Particulate Matter emissions** (baseline: 2019).

CEMENTS

To reduce by 10%, by 2030, the ratio **tCO2/ton of cement produced** (baseline 2019).

Plants certified by ISO 14.001 by 2021.



CSN INOVA

CSN INOVA

Performance based on the essence of CSN aiming to position the company strategically and actively in the innovation ecosystem

Inova Open	Inova Ventures	Inova Bridge
FAZER BEM	**FAZER MAIS**	**FAZER PRA SEMPRE**
Process optimization and operational efficiency	New business and Venture Capital	ESG and communication

IoT, Industrial IoT, Analytics, IA, Industry 4.0, Green Hidrogen, Biotechs, Circular Economy, Machine Learning, Fintechs, Legaltechs, Lawtechs, Healtechs and others

2020 in review

- Reached 100% independence of tailing dams
- Favorable prices and cost control guaranteed record profitability
- Rains and licensing delays impacted volumes and quality

Outlook

- Balanced demand and supply sustaining price levels in the coming years
- Expasion plan allows the maximization of the full potential of Casa de Pedra
- Volumes normalization

MINING

IRON ORE MARKET IS EXPECTED TO CONTINUE BALANCED AFTER EXPANSIONS



Seaborne Iron Ore Demand (Mt)
1.500
+70
+23
+17
+12
+11
+8
1.641
Seaborne Demand 2020
China
JKT
Europe
SE Asia
MENA
RoW
Seaborne Demand 2025
Seaborne Iron Ore Supply (Mt)
Balanced Market
1.500
+125
+36
-14
+1
1.648
Seaborne Supply 2020
Brazil
Australia
India
RoW
Seaborne Supply 2025

- ✓ Resilient steel production in China + normalization of demand in developed markets post COVID-19 + rapid growth in SE Asia + increasing EAF production in MENA

- ✓ Modest expansion by Australian miners + resumption of halted operations in Brazil + India to dedicate ore to domestic market
- ✓ Simandou not considered in the time frame given likely delays
- ✓ (funding, regulatory, environmental, project)

Source: Company Analysis and External Reports

FAVORABLE OUTLOOK FOR IRON ORE PRICES:
UNFULFILLED BACKWARDATION


Iron Ore Price Evolution
(62% Fe, US$ / t)
$155
$135
$115
$95
$75
$55
$35
2015
2016
2017
2018
2019
2020
Forward Curve
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
Current
1-month ago
6-months ago
1-year ago
dez/19
jun/20
dez/20
jun/21
dez/21
jun/22
dez/22
Fwd 2019
Fwd 2018
Fwd 2017
Fwd 2016

Company estimate for 2021: $105~125/ton

Source: Bloomberg and External Reports

PERFORMANCE HIGHLIGHTS

Mining Production + Purchases[1]

Mton


33
35
38
33
38 ~ 40
2017
2018
2019
2020E
2021E

Net Revenue[2]

R$ MM


4,621
5,985
10,028
10,717
2017
2018
2019
3Q20 LTM

C1 Cash Cost[1]

US$/ton


22
23
20
17
16
2017
2018
2019
2020E
2021E

EBITDA[2]

R$ MM | Margin


42%
44%
59%
1,947
2,621
5,922
7,650
2017
2018
2019
2020E

(1) Figures are CSN Mineração (2) Figures are CSN consolidated mining unit

CSN

ENTERING INTO A TRANSFORMATION TO TRIPLE CAPACITY AND IMPROVE QUALITY

Total Expansion Capex R$31Bn[12]



33
60
78
108
99
2020
2024
2028
2032
LT
Fe%
62%
63%
65%
66%
67%
Itabirite Projects
Dry Process Plant
Recovery Tailing Dam
Central Plant Projects

- ✓ **Projects 100% independent** of **tailing dams**
- ✓ Mostly **brownfield projects**
- ✓ **Ease implementation** with **known technology**
- ✓ **High quality ore** with further **exploration potential**
- ✓ **Low CAPEX/ton**
- ✓ **Competitive cash cost**
- ✓ **Scalability of railway and port**

IRR for Expansion Plan @ 31%

Long Term Iron Ore 62% @ $74/ton[2]

(1) Includes Mine and Port (2) Real Terms

EXPANSION THROUGH LOW RISK AND HIGH RETURN PROJECTS ALL INDEPENDENT OF TAILING DAMS

1

2

3

4


	Central Plant Expansions	Tailings Recovery	Itabirite Plants	Tecar Port Expansions
Additional Capacity	**+6 Mtpy**	**+8 Mtpy**	**+75 Mtpy**	**+85 Mtpy**
Status	✓ Licensed Ongoing Basic Engineering	✓ Licensed Ongoing Basic Engineering	✓ P15 Licensed Ongoing Detailed Engineering & Equipment Procurement	✓ Phase 60Mtpy Licensed Ongoing Detailed Engineering
Projects Highlights	✓ Fast capacity increase ✓ Low production cost ✓ Higher metallurgical recovery ✓ Decreases tailing generation	✓ Accelerate de-characterization and elimination of tailing dam structures ✓ Release areas for dry stacking ✓ Safe operation guarantee ✓ Known technologies	✓ Use of Itabirite Reserves ✓ Lower energy consumption ✓ Scale optimization ✓ lower stripping ratio ✓ lower hauling distances	✓ Fully integrated logistics ready to support the increase in capacity ✓ Scale optimization

CSN

CAPEX DEPLOYMENT FULLY SUPPORTED BY AVAILABLE CAPITAL

Expansion Capex
R$MM[1]


Total R$14Bn
2021-25
3,342
1,000
2021
Average
22-25

EBITDA


~1.5x
7,650
2020E
Average
21-25[2]

Sources	R$MM
Cash Flow *2021-25 Ex expansion capex & dividends*	R$34,213
ECA financing	R$1,800
Infrastructure Debênture	R$1,000
Total	**R$37,013**

Funding guaranteed through cash generation and approved financing
Leverage limited to 1.0x Net Debt/EBITDA

(1) Real Terms (2) SGX 62% Fe Future Curve

2020 in review

Pandemic uncertainty has turned into rapid recovery of volumes

Global and domestic prices reflecting product shortages

Operating performance allowed recovery of market share and profitability

Outlook

Boost in domestic demand due to infrastructure stimuli, low interest rates and "K" recovery

CSN focus on productivity recovery

STEEL

GLOBAL STEEL RISING GIVES FREE PATH TO INCREASE LOCAL PRICES


China Export Prices
USD/ton
673
574
548
480
589
489
693
620
jan-18 apr-18 jul-18 oct-18 jan-19 apr-19 jul-19 oct-20 jan-20 apr-20 jul-20 oct-20
HRC
HDG

China: capacity utilization skyrocketed to 92% and finished inventories have decreased

USA: product shortage due to some inactive mills increased prices

RoW: steel spreads also rising sharply in Europe. Upward trajectory will continue

Source: : External Reports

CSN

STEEL NET CONSUMPTION IN BRAZIL TO GROW ABOVE GDP IN 2021

Flat Steel


+8.4%
mt
12.23
11.96
12.96
2019
2020E
2021E

Long Steel


+6%
mt
8.36
8.57
9.08
2019
2020E
2021E

2021 Sales Forecast

Auto vehicles
+16%

Home Appliances
+5%

Civil Construction
+6%

Distribution
+9%

Source: Company estimates, ANFAVEA, IBGE, SECOVI, CBIC, ABIA, ABEAÇO

ACCELERATED RECOVERY IN DOMESTIC CONSUMPTION BOOSTING PERFORMANCE

Steel Domestic Sales
ktons


743
16%
8%
10%
9%
25%
31%
775
11%
8%
10%
15%
22%
34%
603
4%
6%
10%
15%
30%
35%
924
8%
9%
9%
15%
23%
36%
3Q19
1Q20
2Q20
3Q20
Auto
Home Appliances
Packaging
OEM
Civil Construction
Distribution

2020 Orderbook
100-basis


222
100
57
January
June
December

Orderbook outstanding recovery in "V" shape foresee a great 1Q21

PERFORMANCE HIGHLIGHTS

Steel Sales

kton



Exports
Domestic
4,922
2,081 (42%)
2,841 (58%)
5,069
1,742 (34%)
3,327 (66%)
4,525
1,374 (30%)
3,151 (70%)
4,756
1,506 (32%)
3,250 (68%)
5,158
1,518 (29%)
3,640 (71%)
Domestic sales +12%
2017
2018
2019
2020E
2021E

Net Revenue

R$ MM



12,959
15,634
13,949
14,901
2017
2018
2019
3Q20 LTM

Slab Cost[1]



420
452
544
375
1,339
1,652
2,147
2,116
2017
2018
2019
3Q20
R$/ton
US$/ton

EBITDA

R$ MM | Margin



16%
17%
6%
2,116
2,645
851
2,300
2017
2018
2019
2020E

(1) with Depreciation

CSN

INVESTMENT PLAN UNDERWAY FOCUS ON PRODUCTIVITY AND DE-BOTTLENECKING PROJECTS TO RETURN MARGINS



2019
Coke Battery
Stripping Lines
Blast Furnaces
Sinter Plant
Hot Strip Line 2
2023

UPSTREAM & DOWNSTREAM MODERNIZATION

- ✓ Increasing own coke consumption in BFs
- ✓ Improves transformation yields and equipment performance
- ✓ Decreases Iron Ore input in Sintering
- ✓ Improves energy consumption

STRATEGIC OPTIONS: DOWNSTREAM INCREASE CAPACITY

- ✓ New galvanizing line
- ✓ Pre-painted expansion
- ✓ Galvalume expansion

STEEL CAPEX TO BOOST PRODUCTIVITY AND PROFITABILITY

Sustaining & Operational Improvements Capex
R$MM[1]

Total R$6.1Bn 2021-25



1,050
1,250
2021
Average 22-25

EBITDA



~1.6x
2,300
2020E
Average 21-25

CAPEX Highligts

- ✓ Coke battery revamp
- ✓ Blast Furnaces modernization
- ✓ Sintering plant overhaul
- ✓ New coke battery
- ✓ Automation & Efficiency improvements

(1) Real terms

SUPPLY AND DEMAND CONDITIONS LEADS MARGINS RECOVERY.


EBITDA per tonne - Flat Steel Brazil
USD
149
43
68
77
96
165
Average 2015-2018
2019
1Q20
2Q20
3Q20
4Q20E
2023E

2020 in review

Construction resilience during pandemic marked the year

Small consumption supported due to governmental aid

Limited supply stressed the lower effective capacity of the industry

Outlook

Construction cycle at its beginning

Prices should stabilize at a new level

Clear growth opportunities to CSN Cimentos

CEMENT



CP III-40
CIMENTO
CSN

HIGHLY FAVORABLE DYNAMICS IN THE BRAZILIAN REAL ESTATE MARKET

Residential launches - São Paulo

'000



Units sold
Units launched
36 38
28 38
27 29
33 34
22 34
20 23
16 19
24 31
30 37
49 63
49 55
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
08/20 LTM

Real estate funding through SBPE[1]

R$ bn



+23 %
46.6
43.1
57.4
78.7
97.5
2016
2017
2018
2019
08/20 LTM

Capital raised by developers via public equities

R$ MM

R$9.1+ bn raised in last 15M

R$90+ bn potential PSV[2]



1,830
4,822
6,886
7,285
9,143
3Q19
4Q19
1Q20
2Q20
3Q20

Housing shortage:

Brazil: c. **8** mn houses (c. **15**% of total housing)

NE region: c. **2.3** mn houses (c. **30**% of national shortage)

New housing program from Brazilian government:

PROGRAMA CASA VERDE E AMARELA

Launched on Aug/20 (replacing MCMV)

Home loans to **1.6** mn low-income families until 2024

FGTS' budget for housing federal policies of c.R$**57** bn for next 3 years

Source: SECOVI, Anbima; ABECIP; Uqbar; Ipeadata

(1) Brazilian System of Saving and Loans; (2) Considering average leverage of development projects of10% (equity / total PSV)

CSN

COUPLED WITH CRITICAL BOTTLENECKS TO BE REDUCED

Brazil is the 9th largest economy in the world...

GDP 2019, US$ tn



21,4
14,3
5,1
3,8
2,9
2,8
2,7
2,0
1,8
1,7

...but still has relevant bottlenecks in its infrastructure...

Global Competitive Index[1]



Institutions
GAP
Infrastructure
Macroeconomic environment
Health & primary education
Higher education
Goods market
Labor market
Financial market
Technology
Market size
Business sophistication
Innovation
Largest economies[2]

78th

in infrastructure ranking[1]

...that shall be significantly addressed in the upcoming years

Potential privatizations

Privatization and sale of state-owned shares

Unlocked growth of poor managed companies

Infrastructure auctions

R$2.6 tn investments pipeline in the next years

R$250 bn in power generation and transmissions

New regulatory framework for water & sewage

Attractive sector undergoing several changes

R$500-700 bn of new investments (4x the current investments in the sector)

New regulatory framework for telecom

Telco companies shall move from the concession to authorizations model

Replacement of fixed telco for fiber investments

New regulatory framework for natural gas

Under approvals by the Brazilian Congress

R$60+ bn yearly additional investments

Souce: World Bank, Federal Government of Brazil

(1) As of 2019;(2) Considers the median of 10 largest economies, based on GDP, excluding Brazil

CSN

A NEW GROWTH CYCLE HAS ALREADY BEGUN...

Cement consumption in Brazil
Mton



3Q20 in line with all-time high level
70.9
64.8
57.4
53.8
52.7
54.5
50.4
56.0
69.6
2014
2015
2016
2017
2018
2019
Annualized 1Q20
Annualized 2Q20
Annualized 3Q20

Average cement price in Brazil[1]
US$/t in nominal terms(as of 09/20) - Net FOB



126
110
1.67
5.40
42
38
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
World range
FOB-BR
FOB-SE
FX (USD/BRL)

Cement consumption per capita in relevant countries
Average kg/inhabitant; 2018



1660
1094
1020
837
648
559
436
377
359
271
250
248
214
2014
521 Kg/inhabitant world average consumption per capita

Average cement price in Brazil[1]
R$/t in real terms (as of 09/20) - Net FOB

Higher appreciation of other construction inputs sustaining **great potential of cement price increase**



SE historical price: R$285/t
-43%
-21%
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
FOB-BR
FOB-SE

Local market shows stronger volume demands, with prices expected to rebound even further

Source: CBIC; CSN
(1) According to CSN's internal estimates

CSN

...WITH SOLID FUNDAMENTALS TO BOOST CEMENT CONSUMPTION

Bridge Cement Consumption



Mton
+6.6%
60%
25%
15%
54,5
2,5
57,0
3,7
60,7
(3,7)
4,7
1,9
1,2
64,7
2019
Expected growth in 2019
2020E in 2019
Government Aid Estimative
2020E
End of Government Aid
Residential
Infrastructure
Non-residential
2021E

+3.45%
GDP 2021E

1.5-2.2x

+5.2%-7.6%
Cement consumption

Cement Consumption



Million ton
CAGR04'-14': 7.4%
CAGR14'-18': (7.7)%
CAGR18'-25': 6.8%
35,7
37,6
40,9
45,0
51,5
51,9
60,0
65,0
69,3
71,0
72,7
65,3
57,8
53,7
52,9
54,5
60,7
64,7
69,1
73,7
78,7
84,0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

High growth potential of cement consumption driven by economic recovery, having a ~1.5 - 2.2x historical correlation with GDP

Source: CSN; SNIC; Focus

CSN

PERFORMANCE HIGHLIGHTS

Market Share in Southeast
%



2014
2015
2018
9M20
7%
93%
8%
92%
14%
86%
14%
86%
CSN
Other players

Sales Volume
kton



2.000
2.209
2.182
2.814
3.311
3.492
3.537
2013
2014
2015
2016
2017
2018
2019
2020E

EBITDA and Margin
R$MM | %



24%
26%
17%
4%
3%
11%
2%
20%
-7%
15%
10%
16%
39%
101
116
75
22
15
63
11
264
22
14
27
100
2013
2014
2015
2016
2017
2018
2019
2020E
3Q19
4Q19
1Q20
2Q20
3Q20

The margins expansion shall be leveraged by future gradual cement price recovery

WITH UNIQUE GROWTH OPPORTUNITIES

via M&A: large & fragmented market with sizable consolidation opportunity

Cement nominal capacity (mtpy) – Brazil 2020E


Votorantim 34,9
Intercement 17,4
LafargeHolcim 10,8
Brennand 7,5
Mizu 5,6
CSN 4,7
João Santos 3,4
Ciplan 3,2
Itambé 2,8
Tupi 2,5
Liz 2,4
Supremo 2,1
Apodi 2,0
Elizabeth 1,2
Others 2,7
Southeast
South
Midwest
Northeast
North

Source: CSN

via organic growth: feasible projects

Installed capacity after potential expansion


North
1.8 mtpy
Pará
Northeast
2.8 mtpy
Sergipe
Arcos
Volta Redonda
Arcos' Expansion
1.2 mtpy
Paraná
South
2.8 mtpy
Total installed capacity (mtpy)
+183%
4.7
13.3
2020
Future Capacity
Operational
Arcos capacity expansion
New plants



FINANCIAL

FINANCIAL HIGHLIGHTS

Consolidated EBITDA

R$MM | Margin



35%
11,200
28%
24%
25%
7,251
5,849
4,644
2017
2018
2019
2020E

EBITDA - Capex

(cash conversion)

R$ MM



9,600
5,035
4,529
3,580
2017
2018
2019
2020E

CSN

CONTINUOUS MANAGEMENT TO EXTEND DURATION AND REDUCE DEBT COST

Amortization Schedule

R$ MM



6.319
In Negotiation
~R$ 5,8 bn
241
3.288
5.794
8.614
3.682
4.932
1.421
69
3.268
69
3.199
69
7.000
69
6.931
5.642
310
5.332
Cash 3Q20
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029+
In Negotiation
Other Creditors
Bonds

	2017	2018	2019	2020	Outlook
FitchRatings	B-	B-	B	B+	+ Outlook
S&P Global	CCC	CCC+	B	B-	+Outlook
Moody's	Caa2	B3	B2	B2	- Outlook

G-Spread[1] 470 bps

Target Short Term

BB

300 bps

[1]Spread over the USA Treasury bond of equivalent maturing

Debt Composition



Debêntures
5%
37%
Banks
58%
Bonds

Debt by Currency



EUR
1%
BRL
28%
71%
USD

Cash by Currency



BRL
29%
71%
USD

CSN

COMMITED TO FURTHER DELEVERAGE

Net Debt and Leverage[1]
R$ MM | x Net Debt/EBITDA


5,66
4,55
3,74
New Target
<2.5x
New Target
<2.0x
26.262
26.616
27.103
Net Debt target
R$20 Bn
2017
2018
2019
2020E
2021E

- **Target achieval depends on the execution of the financial initiatives**
- **Minimum dividend policy in place until target achieval**
- **Discussion on capital allocation and responsible growth is now in order**

[1] considers proportional stake in MRS (37.27%)

CSN

NEW EXPANSION CYCLE

Capex
R$MM


1,065
181
884
1,320
40
1,280
2,216
100
2,116
1,600
150
1,450
2,800
1,000
1,800
2017
2018
2019
2020E
2021E
Expansion
Sustaining

2021 Highlights

- ✓ **Mining:** Development of P15 Itabirite, Magnetic Concentration, Tailings Recovery and Central Plant Expansions
- ✓ **Steel:** Investments to increase productivity on Coke Batteries, Blast Furnace and Sintering
- ✓ **Cement:** Co-processing plant and sustaining

TRANSFORMATION IN COURSE TO GIVE AUTONOMY AND UNLOCK VALUE

CSN
Companhia Siderúrgica Nacional


Steel


Mining
On-going


CSN
CIMENTO
Cement
On-going


Logistics


Energy

- Strong business focus
- Growth through own capital structure
- Efficient capital allocation
- Dedicated seasoned team
- Fully independent structure

Companhia Siderúrgica Nacional

Investor Relations:

CFO and IR Director: Marcelo Ribeiro

Investor Relations Team: Jose Henrique Triques and Guilherme Vinco dos Santos

invrel@csn.com.br